United States securities and exchange commission logo





                            January 31, 2024

       Paul B. Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed January 16,
2024
                                                            File No. 333-274788

       Dear Paul B. Prager:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Prospectus Summary
       Business Overview, page 4

   1. We note your response to comment 2. Please further revise your breakeven analysis to illustrate the impact
of hardware purchasing costs on your mining operations, among other costs. In this regard,
we note from pages 12 and 21, respectively, of your Form 10-Q/A for the quarter ended
September 30, 2023, that your miners generally have a useful life of four years and that you
recognized $8.2 million of depreciation expense related to
                                                        property, plant and
equipment for the quarter. Given this expense and the fact that you will have to replace
your miners every few years, it appears that the cost of purchasing mining equipment is a
substantial expense that will impact the success of your mining operations.
 Paul B. Prager
TeraWulf Inc.
January 31, 2024
Page 2

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



FirstName LastNamePaul B. Prager                         Sincerely,
Comapany NameTeraWulf Inc.
                                                         Division of
Corporation Finance
January 31, 2024 Page 2                                  Office of Crypto
Assets
FirstName LastName